SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Spartacus Acquisition Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

84677L109
(CUSIP Number)

Neil S. Subin, 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996, Tel. (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	84677L109	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Neil S. Subin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF-AF-OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,500,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,500,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%(1)(2)(3)
14	TYPE OF REPORTING PERSON IN-OO**

(1)	Represents (i) 5,000,000 shares of Class B common stock, par value $0.0001 per share of Spartacus Acquisition Corporation (the “Issuer”), held by Spartacus Sponsor LLC (the “Sponsor”) which are automatically convertible into shares of the Issuer’s Class A common stock, par value $0.0001 per share, at the time of the Issuer’s initial business combination, on a one-for-one basis, subject to certain adjustments and have no expiration date as more fully described in Issuer’s registration statement on Form S-1 (File No. 333-249100) which was declared effective by the Securities and Exchange Commission on October 15, 2020 (the “Registration Statement”) under the heading “Description of Securities—Founder Shares,” and (ii) 500,000 shares of Class A common stock, par value $0.0001 of the Issuer underlying 500,000 units of the Issuer (each unit consisting of one share of Class A common stock and one-half of one warrant, each whole warrant exercisable to purchase one share of Class A common stock at a price of $11.50) held by Milfam Investments LLC. MILFAM CI LLC SPARTACUS and CCUR Holdings, Inc., are the managing members of the Sponsor and have voting and investment discretion with respect to the securities held by the Sponsor. As such, each of MILFAM CI LLC SPARTACUS and CCUR Holdings, Inc. may be deemed to share beneficial ownership of the shares of Class B common stock held directly by the Sponsor. As such, each of MILFAM CI LLC SPARTACUS and CCUR Holdings, Inc. have voting and investment discretion with respect to the common stock held of record by the Sponsor and may be deemed to share beneficial ownership of the common stock held by the Sponsor. MILFAM CI LLC SPARTACUS is controlled by MILFAM CI Management LLC, which is owned and controlled by Neil Subin. Mr. Subin is also the President and Manager of MILFAM LLC, which serves as manager of Milfam Investments LLC, consequently, he may be deemed to share beneficial ownership of the shares of Class A common stock held by Milfam Investments LLC. CCUR Holdings, Inc. is a public company (OTC: CCUR) controlled by its board of directors. Mr. Subin disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2)	Excludes (i) 8,104,244 shares of Class A common stock which may be purchased by the Sponsor and (ii) 250,000 shares of Class A common stock which may be purchased by Milfam Investments LLC, by exercising warrants that are not exercisable and will not be exercisable within 60 days.

(3)	The percentage reported in this Schedule 13D is based upon 25,000,000 shares of Class A common stock outstanding consisting of 20,000,000 shares of Class A common stock and 5,000,000 shares of convertible Class B common stock outstanding according to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 23, 2020 after giving effect to the return of 750,000 shares of convertible Class B common stock by the Sponsor to the Issuer on November 2, 2020.

**	See Item 2 and Item 5.

CUSIP No.	84677L109	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON MILFAM LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF-OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 500,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 500,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%(1)(2)(3)
14	TYPE OF REPORTING PERSON OO**

(1)	Represents 500,000 shares of Class A common stock, par value $0.0001 of the Issuer underlying 500,000 units of the Issuer (each unit consisting of one share of Class A common stock and one-half of one warrant, each whole warrant exercisable to purchase one share of Class A common stock at a price of $11.50) held by Milfam Investments LLC. MILFAM LLC serves as manager of Milfam Investments LLC, consequently it may be deemed to share beneficial ownership of the shares of Class A common stock underlying the units held by Milfam Investments LLC. MILFAM LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	Excludes 250,000 shares of Class A common stock which may be purchased by Milfam Investments LLC by exercising warrants that are not exercisable and will not be exercisable within 60 days.

(3)	The percentage reported in this Schedule 13D is based upon 25,000,000 shares of Class A common stock outstanding consisting of 20,000,000 shares of Class A common stock and 5,000,000 shares of convertible Class B common stock outstanding according to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 23, 2020 after giving effect to the return of 750,000 shares of convertible Class B common stock by the Sponsor to the Issuer on November 2, 2020.

**	See Item 2 and Item 5

CUSIP No.	84677L109	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Milfam Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 500,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 500,000(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%(1)(2)(3)
14	TYPE OF REPORTING PERSON OO**

(1)	Represents 500,000 shares of Class A common stock, par value $0.0001 of the Issuer underlying 500,000 units of the Issuer (each unit consisting of one share of Class A common stock and one-half of one warrant, each whole warrant exercisable to purchase one share of Class A common stock at a price of $11.50) held by Milfam Investments LLC. Milfam Investments LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	Excludes 250,000 shares of Class A common stock which may be purchased by Milfam Investments LLC by exercising warrants that are not exercisable and will not be exercisable within 60 days.

(3)	The percentage reported in this Schedule 13D is based upon 25,000,000 shares of Class A common stock outstanding consisting of 20,000,000 shares of Class A common stock and 5,000,000 shares of convertible Class B common stock outstanding according to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 23, 2020 after giving effect to the return of 750,000 shares of convertible Class B common stock by the Sponsor to the Issuer on November 2, 2020.

**	See Item 2 and Item 5.

CUSIP No.	84677L109	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON MILFAM CI LLC SPARTACUS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000,000(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%(1)(2)(3)
14	TYPE OF REPORTING PERSON OO**

(1)	Represents 5,000,000 shares of Class B common stock, par value $0.0001 per share of the Issuer, held by the Sponsor, which are automatically convertible into shares of the Issuer’s Class A common stock, par value $0.0001 per share, at the time of the Issuer’s initial business combination, on a one-for-one basis, subject to certain adjustments and have no expiration date as more fully described in the Issuer’s Registration Statement under the heading “Description of Securities—Founder Shares.” MILFAM CI LLC SPARTACUS and CCUR Holdings, Inc., are the managing members of the Sponsor and have voting and investment discretion with respect to the securities held by the Sponsor. As such, each of MILFAM CI LLC SPARTACUS and CCUR Holdings, Inc. may be deemed to share beneficial ownership of the shares of Class B common stock held directly by the Sponsor. As such, each of MILFAM CI LLC SPARTACUS and CCUR Holdings, Inc. have voting and investment discretion with respect to the common stock held of record by the Sponsor and may be deemed to share beneficial ownership of the common stock held by the Sponsor. MILFAM CI LLC SPARTACUS disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	Excludes 8,104,244 shares of Class A common stock which may be purchased by the Sponsor by exercising warrants that are not exercisable and will not be exercisable within 60 days.

(3)	The percentage reported in this Schedule 13D is based upon 25,000,000 shares of Class A common stock outstanding consisting of 20,000,000 shares of Class A common stock and 5,000,000 shares of convertible Class B common stock outstanding according to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 23, 2020 after giving effect to the return of 750,000 shares of convertible Class B common stock by the Sponsor to the Issuer on November 2, 2020.

**	See Item 2 and Item 5.

CUSIP No.	84677L109	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON MILFAM CI Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF-OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000 ,000(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%(1)(2)(3)
14	TYPE OF REPORTING PERSON OO**

(1)	Represents 5,000,000 shares of Class B common stock, par value $0.0001 per share of the Issuer, held by the Sponsor which are automatically convertible into shares of the Issuer’s Class A common stock, par value $0.0001 per share, at the time of the Issuer’s initial business combination, on a one-for-one basis, subject to certain adjustments and have no expiration date as more fully described in Issuer’s Registration Statement under the heading “Description of Securities—Founder Shares.” MILFAM CI LLC SPARTACUS and CCUR Holdings, Inc., are the managing members of the Sponsor and have voting and investment discretion with respect to the securities held by the Sponsor. As such, each of MILFAM CI LLC SPARTACUS and CCUR Holdings, Inc. may be deemed to share beneficial ownership of the shares of Class B common stock held directly by the Sponsor. As such, each of MILFAM CI LLC SPARTACUS and CCUR Holdings, Inc. have voting and investment discretion with respect to the common stock held of record by the Sponsor and may be deemed to share beneficial ownership of the common stock held by the Sponsor. MILFAM CI Management LLC controls MILFAM CI LLC SPARTACUS consequently it may be deemed to share beneficial ownership of the Class B common stock held directly by the Sponsor. MILFAM CI Management LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	Excludes 8,104,244 shares of Class A common stock which may be purchased by the Sponsor by exercising warrants that are not exercisable and will not be exercisable within 60 days.

(3)	The percentage reported in this Schedule 13D is based upon 25,000,000 shares of Class A common stock outstanding consisting of 20,000,000 shares of Class A common stock and 5,000,000 shares of convertible Class B common stock outstanding according to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 23, 2020 after giving effect to the return of 750,000 shares of convertible Class B common stock by the Sponsor to the Issuer on November 2, 2020.

**	See Item 2 and Item 5.

AMENDMENT NO. 1 TO SCHEDULE 13D

Introduction

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed with the Securities and Exchange Commission (the “Commission”) on behalf of (i) Neil S. Subin (“Mr. Subin”); (ii) MILFAM LLC (“MILFAM”); (iii) Milfam Investments LLC (“MINVEST”); (iv) MILFAM CI LLC SPARTACUS (“CI-SPARTACUS”); and (v) MILFAM CI Management LLC (“CI-MGMT”) (each person and entity named in items (i) through (v), collectively, the “Reporting Persons”). This Amendment modifies the original Schedule 13D filed by the Reporting Persons with the Commission on October 29, 2020 (the “Original 13D”)

This Amendment is being filed to report the return of 750,000 shares of convertible Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) of Spartacus Acquisition Corporation (the “Issuer”) held by Spartacus Sponsor LLC (the “Sponsor”) for no consideration as contemplated in the Issuer’s Registration Statement (as defined below), the Purchase Agreement (as defined below) and the Insider Letter (as defined below) because the underwriters of the Issuer’s initial public offering did not exercise in full their over-allotment option as described in the Issuer’s Registration Statement.

As described in the Issuer’s registration statement on Form S-1 (File No. 333-249100) which was declared effective by the Securities and Exchange Commission on October 15, 2020 (the “Registration Statement”) under the heading “Description of Securities--Founder Shares,” the shares of Class B Common Stock will automatically be converted into shares of Class A Common Stock at the time of the Issuer’s initial business combination, on a one-for-one basis, subject to certain adjustments described therein and have no expiration date.

As the Reporting Persons vote in concert, the Reporting Persons form a group under Rule 13d-5(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Group”). The Group is deemed to have beneficial ownership of all equity securities beneficially owned by the Reporting Persons. Accordingly, the Group is deemed to have beneficial ownership of 5,500,000 shares of Class A Common Stock consisting of (i) 5,000,000 shares of Class A Common Stock issuable upon conversion of 5,000,000 shares of convertible Class B Common Stock held by Sponsor and (ii) 500,000 shares of Class A Common Stock underlying 500,000 Units owned by MINVEST. The Reporting Persons disclaim beneficial ownership of any shares other than to the extent he, she or it may have a pecuniary interest therein.

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Original 13D. Except as expressly amended and supplemented by this Amendment, the Original 13D is not amended or supplemented in any respect, and the disclosures set forth in the Original 13D, other than as amended herein are incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

In August 2020, the Sponsor purchased 7,187,500 shares of Class B Common Stock for an aggregate purchase price of $25,000 or approximately $0.0035 per share using working capital. In October 2020, the Sponsor returned to the Issuer, at no cost, an aggregate of 1,437,500 shares of Class B Common Stock, which the Issuer cancelled resulting in an aggregate of 5,750,000 shares of Class B Common Stock (the “Founder Shares”) outstanding and held by the Sponsor (up to 750,000 of which were subject to forfeiture by Sponsor if the underwriters’ over-allotment option was not exercised in full). As described in the Issuer’s Registration Statement under the heading “Description of Securities--Founder Shares,” the shares of Class B Common Stock will automatically be converted into shares of Class A Common Stock at the time of the Issuer’s initial business combination, on a one-for-one basis, subject to certain adjustments described therein and have no expiration date.

On October 19, 2020, MINVEST purchased 500,000 Units of the Issuer (the “MINVEST Public Offering Units”) for an aggregate of $5,000,000 or $10.00 per Unit (each Unit consisting of one share of Class A Common Stock (the shares of Class A Common Stock underlying the MINVEST Public Offering Units, the “MINVEST Public Offering Shares”) and one-half of one warrant, each whole warrant exercisable to purchase one share of Class A Common Stock at a price of $11.50). MINVEST purchased the MINVEST Public Offering Units using working capital.

On November 2, 2020, as contemplated in connection with the initial public offering of the Issuer, 750,000 shares of Class B Common Stock of the Issuer were returned by the Sponsor to the Issuer for no consideration and cancelled because the underwriters' over-allotment option was not exercised in full.

The aggregate purchase price for the Founders Shares and the MINVEST Public Offering Shares was $5,025,000.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Original 13D):

On November 2, 2020, as contemplated in connection with the initial public offering of the Issuer, 750,000 shares of Class B Common Stock of the Issuer were returned by the Sponsor to the Issuer for no consideration and cancelled because the underwriters' over-allotment option was not exercised in full.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b).

The percentages reported herein are based upon 25,000,000 shares of Class A Common Stock outstanding consisting of 20,000,000 shares of Class A Common Stock and 5,000,000 shares of convertible Class B Common Stock outstanding according to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 23, 2020 after giving effect to the return of 750,000 shares of convertible Class B Common Stock by the Sponsor to the Issuer on November 2, 2020.

The Group is deemed to have beneficial ownership of all equity securities beneficially owned by the Reporting Persons. Accordingly, the Group is deemed to have beneficial ownership of 5,500,000 shares of Class A Common Stock consisting of (i) 5,000,000 shares of Class A Common Stock issuable upon conversion of 5,000,000 shares of Class B Common Stock held by Sponsor and (ii) 500,000 shares of Class A Common Stock underlying 500,000 Units owned by MINVEST. The Reporting Persons disclaim beneficial ownership of any shares other than to the extent he, she or it may have a pecuniary interest therein.

CI-SPARTACUS and CCUR Holdings, Inc., are the managing members of the Sponsor and have voting and investment discretion with respect to the securities held by the Sponsor. As such, each of CI-SPARTACUS and CCUR Holdings, Inc. may be deemed to share beneficial ownership of the shares of Class B Common Stock held directly by the Sponsor. As such, each of CI-SPARTACUS and CCUR Holdings, Inc. have voting and investment discretion with respect to the Common Stock held of record by the Sponsor and may be deemed to share beneficial ownership of the Common Stock held by the Sponsor. CI-SPARTACUS is controlled by CI-MGMT, which is owned and controlled by Mr. Subin.

Mr. Subin is also the President and Manager of MILFAM, which serves as manager of MINVEST, consequently, he may be deemed to share beneficial ownership of the shares of Class A Common Stock held by MINVEST. CCUR Holdings, Inc. is a public company (OTC: CCUR) controlled by its board of directors.

The aggregate number and percentage of shares of Class A Common Stock over which each Reporting Person may have dispositive and voting power are as follows:

i.	Mr. Subin is the President and Manager of MILFAM, which serves as manager of MINVEST and other entities and Mr. Subin also controls and owns CI-MGMT, consequently, he may be deemed to share dispositive power and voting power over 5,500,000 shares of Class A Common Stock, consisting of (i) 5,000,000 shares of Class A Common Stock issuable upon conversion of 5,000,000 shares of Class B Common Stock owned of record by the Sponsor (voting and dispositive power may be shared with CI-SPARTACUS and CI-MGMT) and (ii) 500,000 shares of Class A Common Stock underlying 500,000 Units held of record by MINVEST (voting and dispositive power may be shared with MILFAM and MINVEST), constituting 22.0% of the shares of Common Stock outstanding. The foregoing excludes (i) 8,104,244 shares of Class A Common Stock which may be purchased by the Sponsor by exercising warrants that are not exercisable and will not be exercisable within 60 days (the “Private Placement Warrants”) and (ii) 250,000 shares of Class A Common Stock which may be purchased by MINVEST by exercising warrants that are not exercisable and will not be exercisable within 60 days (the “MINVEST Public Offering Warrants”). Mr. Subin disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

ii.	MILFAM serves as manager of MINVEST, and consequently, it may be deemed to share dispositive power and voting power over 500,000 shares of Class A Common Stock underlying the 500,000 MINVEST Public Offering Units held by MINVEST, constituting 2.0% of the shares of Common Stock outstanding, with Mr. Subin and MINVEST. The foregoing excludes the MINVEST Public Offering Warrants which are not exercisable and will not be exercisable within 60 days. MILFAM disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

iii.	MINVEST, as the record holder of the 500,000 MINVEST Public Offering Units, may be deemed to share dispositive power and voting power over 500,000 shares of Class A Common Stock underlying such Units, constituting 2.0% of the shares of Common Stock outstanding, with Mr. Subin and MILFAM. The foregoing excludes the MINVEST Public Offering Warrants which are not exercisable and will not be exercisable within 60 days. MINVEST disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

iv.	CI-SPARTACUS, as a managing member of the Sponsor has voting and investment discretion with respect to the securities held by the Sponsor. Therefore, CI-SPARTACUS may be deemed to share dispositive power and voting power of 5,000,000 shares of Class A Common Stock issuable upon conversion of 5,000,000 shares of Class B Common Stock held of record by the Sponsor, constituting 20.0% of the shares of Common Stock outstanding, with Mr. Subin and CI-MGMT. The foregoing excludes the Private Placement Warrants which are not exercisable and will not be exercisable within 60 days. CI-SPARTACUS disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

v.	CI-MGMT, as the manager of CI-SPARTACUS may be deemed to share voting and dispositive power of 5,000,000 shares of Class A Common Stock issuable upon conversion of 5,000,000 shares of Class B Common Stock held of record by the Sponsor, constituting 20.0% of the shares of Common Stock outstanding, with Mr. Subin and CI-SPARTACUS. The foregoing excludes the Private Placement Warrants which are not exercisable and will not be exercisable within 60 days. CI-MGMT disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(c) The information set forth in Item 3 is incorporated by reference herein. The information set forth in Item 6 under the headings “Securities Subscription Agreement” and “Warrant Agreement and Private Placement Warrants Purchase Agreement” is incorporated by reference herein.

(d) Persons other than the Reporting Persons have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities. MINVEST holds a 91.8686% membership interest in CI-SPARTACUS.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Securities Subscription Agreement

On August 20, 2020, 7,187,500 shares of convertible Class B Common Stock were purchased by the Sponsor for the amount of $25,000, pursuant to the Securities Subscription Agreement (the “Purchase Agreement”). The Purchase Agreement provided that up to 937,500 shares of Class B Common Stock purchased by the Sponsor were subject to forfeiture to the extent that the underwriter of the IPO did not exercise its overallotment option in full. In October 2020, the Sponsor returned to the Issuer, at no cost, an aggregate of 1,437,500 shares of Class B Common Stock, which the Issuer cancelled resulting in an aggregate of 5,750,000 Founders Shares outstanding and held by Sponsor (up to 750,000 of which were subject to forfeiture by Sponsor if the underwriters’ over-allotment option was not exercised in full).

On November 2, 2020, as contemplated in connection with the initial public offering of the Issuer, 750,000 shares of Class B Common Stock of the Issuer were returned by the Sponsor to the Issuer for no consideration and cancelled because the underwriters' over-allotment option was not exercised in full.

The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on October 14, 2020 and is incorporated by reference herein as Exhibit 10.1.

Insider Letter

On October 15, 2020 in connection with the Issuer’s initial public offering, the Issuer, the Sponsor, B. Riley Principal Investments, LLC and the members of the Issuer’s board of directors and/or management team entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, inter alia, the Sponsor agreed (A) to vote its Founder Shares and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would modify the substance or timing of the Issuer’s obligation to redeem the public shares if the Issuer does not consummate a business combination within 18 months from the completion of the initial public offering or any other provisions relating to stockholders’ rights or pre-initial business combination activity, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer’s trust account set up in connection with the Issuer’s initial public offering (the “Trust Account”), (C) not to redeem any Founder Shares into the right to receive cash from the Trust Account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares shall not participate in any liquidating distribution upon winding up if a business combination is not consummated.

The Sponsor also agreed that during the period commencing on the date of the underwriting agreement and ending 180 days after such date, not to, without the prior written consent of B. Riley Securities, Inc., (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, with respect to any Units, shares of capital stock of the Issuer, warrants or any securities convertible into, or exercisable, or exchangeable for, shares of capital stock of the Issuer owned by it, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Units, shares of capital stock of the Issuer, warrants or any securities convertible into, or exercisable, or exchangeable for, shares of capital stock of the Issuer owned by it whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

In the event of the liquidation of the Trust Account of the Issuer, the Sponsor will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim (i) any third party for services rendered or products sold to the Issuer or (ii) any prospective target business with which the Issuer has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement (a “Target”); provided, however, that such indemnification of the Issuer by the Sponsor shall (x) apply only to the extent necessary to ensure that such claims by a third party or a Target do not reduce the amount of funds in the Trust Account to below the lesser of (i) $10.15 per share of Common Stock sold in the initial public offering including any overallotment (the “Offering Shares”) and (ii) the actual amount per Offering Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.15 per Offering Share is then held in the Trust Account due to reductions in the value of the trust assets, less interest earned on the Trust Account which may be withdrawn to pay taxes, (y) not apply to any claims by a third party or a Target which executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) and (z) not apply to any claims under the Issuer’s indemnity of the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The Sponsor has the right to defend against any such claim with counsel of its choice reasonably satisfactory to the Issuer if, within 15 days following written receipt of notice of the claim to the Sponsor, the Sponsor notifies the Issuer in writing that it shall undertake such defense.

To the extent the underwriters did not exercise their over-allotment option to purchase up to an additional 3,000,000 Units in full within 45 days from October 19, 2020 (and as further described in the Registration Statement), the Sponsor agreed to forfeit, at no cost, a number of Founder Shares in the aggregate equal to 750,000 multiplied by a fraction, (i) the numerator of which is 3,000,000 minus the number of Units purchased by the underwriters upon the exercise of their over-allotment option, and (ii) the denominator of which is 3,000,000. The Sponsor was required to forfeit only that number of Founder Shares as was necessary so that the Sponsor owns an aggregate of 20.0% of the Issuer’s issued and outstanding shares of Common Stock after the initial public offering.

On November 2, 2020, as contemplated in connection with the initial public offering of the Issuer, 750,000 shares of Class B Common Stock of the Issuer were returned by the Sponsor to the Issuer for no consideration and cancelled because the underwriters' over-allotment option was not exercised in full.

Pursuant to the Insider Letter, the Founder Shares, the Private Placement Warrants and any shares of Class A Common Stock issued upon conversion or exercise thereof are each subject to transfer restrictions. Those lock-up provisions provide that such securities are not transferable or salable (i) in the case of the Founder Shares, until the earlier of (A) one year after the completion of the Issuer’s initial business combination or (B) subsequent to the Issuer’s initial business combination, (x) if the last sale price of the Issuer’s Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination, or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property, and (ii) in the case of the Private Placement Warrants and the Class A Common Stock underlying such warrants, until 30 days after the completion of the Issuer’s initial business combination, except in each case (a) to the Issuer’s officers or directors, any affiliates or family members of any of the Issuer’s officers or directors, any members of the Sponsor, or any affiliates of the Sponsor, (b) in the case of an individual, by gift to a member of one of the members of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with the consummation of an initial business combination at prices no greater than the price at which the shares or warrants were originally purchased; (f) in the event of the Issuer’s liquidation prior to the completion of its initial business combination; (g) by virtue of the laws of Delaware or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor; or (h) in the event of the Issuer’s liquidation, merger, capital stock exchange, reorganization or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the Issuer’s completion of its initial business combination; provided, however, that in the case of clauses (a) through (e) or (g) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the letter agreements and by the same agreements entered into by the Sponsor with respect to such securities (including provisions relating to voting, the trust account and liquidation distributions described elsewhere in this Schedule 13D).

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on October 21, 2020 and is incorporated by reference herein as Exhibit 10.2.

Warrant Agreement and Private Placement Warrants Purchase Agreement

Under the Warrant Agreement, dated as of October 15, 2020 (the “Warrant Agreement”), by and between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent, each MINVEST Public Offering Warrant entitles MINVEST to purchase one share of Class A Common Stock of the Issuer at an exercise price of $11.50 per share subject to adjustment as provided in the Warrant Agreement beginning on the later of (i) the date that is thirty (30) days after the first date on which the Issuer completes a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving the Issuer and one or more businesses (a “Business Combination”), or (ii) the date that is twelve (12) months from the date of the closing of the initial public offering, and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) the date that is five (5) years after the date on which the Issuer completes its initial Business Combination, (y) the liquidation of the Issuer, or (z) the Redemption Date (as defined in the Warrant Agreement). Once the MINVEST Public Offering Warrants are exercisable, the Issuer may call them for redemption under certain circumstances as described in the Warrant Agreement.

On October 19, 2020, simultaneously with the consummation of the initial public offering, the Sponsor purchased 8,104,244 Private Placement Warrants at $1.00 per warrant from the Issuer pursuant to a Private Placement Warrants Subscription Agreement. The Private Placement Warrants are identical to the MINVEST Public Offering Warrants, except that while they are held by the Sponsor or its Permitted Transferees (as defined in the Warrant Agreement), the Private Placement Warrants  (i) may be exercised for cash or on a cashless basis, (ii) may not be transferred, assigned or sold until thirty (30) days after the completion by the Issuer of an initial Business Combination (subject to certain limited exceptions as described in the Insider Letter and the Warrant Agreement), and (iii) shall not be redeemable by the Issuer. The Sponsor agreed to purchase up to 1,050,000 additional Private Placement Warrants in the event the underwriters exercise their over-allotment option.

The Private Placement Warrants and the shares of Class A Common Stock issuable upon exercise thereof are subject to a lock up provision in the Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Warrant Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 21, 2020 and is incorporated by reference herein as Exhibit 10.3. The description of the Private Placement Warrant Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 21, 2020 and is incorporated by reference herein as Exhibit 10.4.

Registration Rights Agreement

The holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of working capital loans to the Issuer have registration rights requiring the Issuer to register a sale of any of its securities held by them pursuant to a registration and shareholder rights agreement entered into on October 15, 2020. These holders are entitled to make up to three demands, excluding short form registration demands, that the Issuer register such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Issuer.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 21, 2020 and is incorporated by reference herein as Exhibit 10.5

Item 7. Materials to be Filed as Exhibits:

10.1	Securities Subscription Agreement, dated August 20, 2020, between Spartacus Acquisition Corporation and Spartacus Sponsor LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by Spartacus Acquisition Corporation with the SEC on October 14, 2020).
10.2	Letter Agreement, dated October 15, 2020, by and among Spartacus Acquisition Corporation, B. Riley Principal Investments, LLC, the officers and directors of Spartacus Acquisition Corporation and Spartacus Sponsor LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Spartacus Acquisition Corporation with the SEC on October 21, 2020).
10.3	Warrant Agreement, dated October 15, 2020, by and between Spartacus Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Spartacus Acquisition Corporation with the SEC on October 21, 2020).
10.4	Private Placement Warrant Purchase Agreement, dated October 15, 2020, by and between Spartacus Acquisition Corporation and Spartacus Sponsor LLC (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Spartacus Acquisition Corporation with the SEC on October 21, 2020).
10.5	Registration Rights Agreement, dated October 15, 2020, by and among Spartacus Acquisition Corporation, Spartacus Sponsor LLC and B. Riley Principal Investments, LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Spartacus Acquisition Corporation with the SEC on October 21, 2020).
10.6	Joint Filing Agreement, dated October 29, 2020 (incorporated by reference to Exhibit 10.6 to the Schedule 13D filed by the Reporting Persons on October 29, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2020

/s/ Neil S. Subin
Neil S. Subin

MILFAM LLC

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

MIlfam investments llc

By:	MILFAM LLC
Its:	Manager

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

milfam ci llc spartacus

By:	MILFAM CI Management LLC
Its:	Manager

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Sole Member

MILFAM CI MANAGEMENT LLC

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Sole Member